ARKEMA

RECEIVED

2008 SEP -3 P 12:?3

OFFICE OF INTERNATIONAL CORPORATE

Colombes ,August 28th,2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08004715

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

PROCESSED
SEP 05 2008
THOMSON REUTERS

Vice President Investor Relations

Frédéric GAUVARD

FG.

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

dlw 9/4

Enclosed documents

- Fire on our Lavera plant
- Appointments at Arkema

Press release

Communiqué de presse

Colombes, August 28th 2008

Appointments at Arkema

Effective September 1st 2008, Frédéric MAROT-ACHILLAS, currently Managing Director of the PVC Business Unit, is being appointed Managing Director of the Technical Polymers Business Unit. On the same date, Bertrand JAUSSEME will be joining Arkema as Managing Director of the PVC Business Unit.

48 year old **Frédéric MAROT-ACHILLAS** is a graduate of ESCP (Ecole Supérieure de Commerce de Paris). He worked for over 20 years for Saint-Gobain, where he held a number of functions in strategy, marketing, sales, and in charge of profit centers. Frédéric Marot-Achillas joined Arkema in April 2007 and had been Managing Director of the PVC Business Unit since then.

44 year old **Bertrand JAUSSEME** is a graduate of the Ecole des Mines de Nancy. He has spent his entire career within the Total group, holding a number of technical and sales functions in refining and petrochemicals. He had been based in Seoul, South Korea, since August 2003, as Samsung Total Petrochemicals' Senior Vice President for Purchasing, Marketing and Sales.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Relations:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com

Press release

Communiqué de presse

The world is our inspiration

Colombes, August 18th 2008

Fire on our Lavera plant

On Monday August 18th around 1.45 p.m, a small explosion on an electrolysis cell of one of our three chlorine units (which produce chlorine, hydrogen and caustic soda) of our Lavera plant started a fire.

The urgency plan was launched. The plant operators immediately shut down the unit.

The fire spreaded out to adjacent plastic equipments and black smoke could be observed. There was no other impact on environment.

The fire was extinguished in less than twenty minutes and was stopped at 2.10 p.m.

One of our operator was sligthly intoxicated by the smoke and put in observation by precaution. He was back on duty two hours later.

Authorities were informed and an internal inquiry is ongoing to determine the exact circumstances of the incident.

Consequences of the fire are limited to the concerned unit and the rest of the plant is running normally.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reported sales of 5.7 billion euros in 2007. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Press Relations:

Jacques Badaroux Tel. : +33 1 49 00 71 34 E-mail : jacques.badaroux@arkema.com

Investor Relations:

Frédéric Gauvard Tel. : +33 1 49 00 82 53 E-mail : frederic.gauvard@arkema.com

Sophie Fouillat Tel. : +33 1 49 00 86 37 E-mail : sophie.fouillat@arkema.com

END